Exhibit 12.2

HOST HOTELS & RESORTS, L.P. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratio amounts)

	Year-to-date ended September 30,
	2015	2014
Income from continuing operations before income taxes	$418	$506
Add (deduct):
Fixed charges	196	189
Capitalized interest	(3)	(5)
Amortization of capitalized interest	5	8
Equity in (earnings) losses related to equity method investees	(27)	4
Distributions from equity investments	9	—
Adjusted earnings	$598	$702
Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$173	$164
Capitalized interest	3	5
Portion of rents representative of the interest factor	20	20
Total fixed charges	$196	$189
Ratio of earnings to fixed charges	3.1	3.7